Exhibit 4.89

Summary of the Public Deed of Purchase and Sale of Real Property, entered into on September 9, 2021, in connection with Fazenda Bananal X.

Parties: Agrifirma Agro Ltda. (formerly known as Agrifirma Brasil S.A), as Seller; and Ires Ricardo Basso, as Buyer.

Purpose: The sale of a total area of 2,161.733 hectares from Fazenda Bananal X, for the total price, in Brazilian national currency (Reais), of R$28,349,544.00, which was paid upfront on September 16, 2021.